March 11, 2010
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tecumseh Products Company— Annual Report on Form 10-K
Dear Sir or Madam:
Pursuant to Rule 13a-1 of Regulation 13A, General Instruction D to Form 10-K, and Rule 309 of Regulation S-T, enclosed is Tecumseh Products Company’s Annual Report on Form 10-K for the year ended December 31, 2009, including financial statements and exhibits.
The Report of Independent Registered Public Accounting Firm contained in the Annual Report on Form 10-K does not mention any change from the prior year in any accounting principles or practices or in the method of applying any such principles or practices.

Very truly yours,
/s/ SANDY BERRY
Sandy Berry
Corporate Controller

Enclosure

cc:	National Association of Securities Dealers, Inc. (by EDGAR) James Wainright James Connor Robert J. Krueger